SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2002

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                       RYANAIR'S CHRISTMAS SNOWBALLS WITH
                   A RECORD BREAKING 3/4 MILLION PASSENGERS.

Ryanair, Europe's only low fares airline, today (20th December 2002) announced it will carry a record breaking 750,000 passengers over the festive season. This is an increase of 50% on last year's figure (an increase of 250,000 passengers).

Ryanair's Head of Communications, Paul Fitzsimmons, commented:

"Santa's not the only one that will be busy this Christmas! More and more people all over Europe are availing of our low low fares to travel to see family and friends over the festive season. We're carrying over 250,000 more passengers than last Christmas, that's up 50%.

"Demand at Christmas and New Year is huge, but there are still bargain low fares to be grabbed from our website, www.ryanair.com, and we would urge people to book now and take advantage of Ryanair's low fares this Christmas."


Ends               20th December 2002


For information:

Ryanair

Paul Fitzsimmons     00-353-1-8121228

Murray Consultants   00-353-1-4980300

Pauline McAlester







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20, December, 2002

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director